Mail Stop 3561

October 22, 2009

Norbert Sporns, Chief Executive Officer
HQ Sustainable Maritime Industries, Inc.
Melbourne Towers, 1511 Third Avenue, Suite 788
Seattle, WA 98101

> **Re:** **HQ Sustainable Maritime Industries, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **File No. 001-33473**

Dear Mr. Sporns:

We have completed our review of your filing and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Jie Xiu, Esq.
       Fax: (212) 704-5904